SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Evergreen Solar, Inc.
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Quebec, Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,920,584 (1)----------------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power

  2,920,584 (1)  -------------------------------------------------------------------------------------------------------------
  Shared Dispositive Power
  ------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,920,584 (1)----------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  6.08% (1)
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

(1) Including 438,087 Shares owned by CDP Capital-Technology Ventures U.S Fund 2002 L.P.

Caisse de dépôt et placement du Québec is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP Capital-Technology Ventures U.S Fund 2002 L.P.

Item 1 - Security and Issuer

No material change

Item 2 - Identity and Background

No material change

Item 3 - Source and Amount of Funds or Other Consideration

No material change

Item 4 - Purpose of Transaction

Item 4 is amended by adding the following paragraph at the end of the section therein entitled "Registration Rights Agreement":

On June 21, 2004, the Issuer entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement") with the parties to the Registration Rights Agreement. Other than giving the investors in the June 2004 PIPE Financing pro rata cut back rights on underwritten registrations, the Amended and Restated Registration Rights Agreement did not materially affect the rights granted to Caisse under the Registration Rights Agreement. This disclosure of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, attached hereto as Exhibit 1 and incorporated herein by reference.

Item 4 is further amended by deleting the section entitled "Additional Disclosure" and replacing it with the following: CONVERSION, CONSENT, VOTING AND LOCK-UP AGREEMENT

On June 21, 2004, the Issuer sold shares of Common Stock and warrants to purchase shares of Common Stock in a private placement (the "June 2004 PIPE Financing").

In connection with the June 2004 PIPE Financing, the Purchaser entered into a Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004 (the "Conversion Agreement'), with the Issuer and certain holders of the Preferred Stock. Pursuant to the Conversion Agreement, Caisse agreed to the following:

  to convert all of its outstanding shares of Preferred Stock into shares of Common Stock immediately prior to the consummation of the June 2004 PIPE Financing;

  to become a party to the Amended and Restated Registration Rights Agreement;

  to vote in favor of the issuance of the shares of Common Stock to be issued in the June 2004 PIPE Financing if NASDAQ rules require stockholder approval of the June 2004 PIPE Financing and to vote in favor of any other matters relating to the transactions contemplated by the June 2004 PIPE Financing Purchase Agreements (as defined below) requiring a stockholder vote;

  to vote in favor of an amendment to the Issuer's certificate of incorporation in order to increase the number of authorized shares of Common Stock from 70,000,000 to 100,000,000;

  not to grant any proxy or enter into any voting trust or other agreement with respect to any shares of the Issuer's voting capital stock during the term of the Conversion Agreement, except as provided therein; and

  to agree not to sell, transfer or otherwise dispose of any Common Stock or securities convertible into or exchangeable for Common Stock (or enter into any arrangement that transfers any of the economic consequences of owning such securities) during the period beginning on the date of the signing of the June 2004 PIPE Financing purchase agreement (the "June 2004 PIPE Financing Purchase Agreement') by the investors in that financing and ending concurrently with the declaration by the Securities and Exchange Commission of the effectiveness of the Issuer's registration statement on Form S-3 relating to the shares of Common Stock issued pursuant to the June 2004 PIPE Financing Purchase Agreement and the shares of Common Stock to be issued upon exercise of the warrants issued pursuant to the June 2004 PIPE Financing Purchase Agreement (the "Lock-Up Period").

This discussion of the Conversion Agreement is qualified in its entirety by reference to the Conversion Agreement which is attached hereto as Exhibit 2.

The conversion of the shares of Preferred Stock owned by Caisse occurred on June 21, 2004. As consideration for entering into the Conversion Agreement, the Issuer paid Caisse $228 897.75 (including $34 346,02 for CDP Capital-Technology Ventures U.S Fund 2002 L.P) which equals 7% of the Accreted Value (as such term is defined in the Certificate of Designations) of the shares of Preferred Stock held by it.

All shares of Preferred stock owned by Caisse were also converted into shares of common stock on June 21, 2004.

ADDITIONAL DISCLOSURE

Caisse may from time to time acquire additional shares of Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to availability at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions Caisse deem appropriate. Alternatively, Caisse may sell all or a portion of the Common Stock or other securities of the Issuer in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Amended and Restated Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement and the Amended and Restated Registration Rights Agreement, as the case may be. In addition, Caisse may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Except as otherwise set forth in this Schedule 13D, neither Caisse nor any individual otherwise identified in Item 2 has any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5 - Interest in Securities of Issuer

Item 5 is hereby amended and restated in its entirely to read as follows:

(a) Caisse may be deemed to beneficially own 6.08% or 2,920, 584 of the Issuer's Common Stock, including 438,087 shares of Common stock owned by CDP Capital-Technology Ventures US Fund 2002 L.P. ("CDP").

Caisse is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP. Caisse disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(b) CDP may be deemed to beneficially own 3.4% or 438, 087 shares of the Issuer's Common Stock. CDP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

CDP is a limited partnership organized under the laws of Quebec. The principal business of CDP is to directly or indirectly invest in, hold, sell and otherwise deal in securities for its own account.

The address of CDP's principal business and principal office is
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3

The names of the general partners of CDP, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit B, attached hereto.

Each of the general partners named in Exhibit B is a Canadian citizen.

Neither CDP nor any of the individuals listed in Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

(c) Other than as described herein, neither Caisse nor, to the best knowledge of Caisse, any person identified in Item 2 hereof, has effected any transaction in shares of Common Stock during the past 60 days.

(d) Caisse knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by Caisse

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following at the end thereof:

As described in Item 4 above, on June 21, 2004, the Issuer, Caisse and certain other stockholders entered into the Conversion Agreement.

The Issuer, Caisse and the other stockholders entered into the Amended and Restated Registration Rights Agreement on June 21, 2004. The summaries of the Conversion Agreement and the Amended and Restated Registration Rights Agreement set forth in Item 4 under the headings "Registration Rights Agreement" and "Conversion, Consent, Voting and Lock-up Agreement" are incorporated by reference herein.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse

Exhibit B: List of Executive Officers and Directors of Management U.S. Fund Inc.

Exhibit 1: Amended and Restated Registration Rights Agreement, dated as of June 21, 2004, among Evergreen Solar, Inc. and the parties named therein.

Exhibit 2*: Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004, among Evergreen Solar, Inc. and the parties named therein .

* Set forth as Exhibit 10.5 on Evergreen Solar Inc.'s Form 8-K filed on June 22, 2004 and incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By: /s/ Ginette Depelteau
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Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title